GLOBUS MARITIME LIMITED

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
Tel: +30 210 960 8300

August 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention:	Timothy S. Levenberg
Division of Corporation Finance

Re:	Globus Maritime Limited

Registration Statement on Form F-3

Filed July 31, 2020

File No. 333-240265

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission on July 31, 2020 be accelerated so that it will be made effective at 9:00 a.m. Eastern Daylight Time on August 12, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Steven Hollander at (646) 530-1400 or Daniel Berger at (917) 921-3559 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	Chief Executive Officer